CONFIRMING STATEMENT

 This Statement confirms that the undersigned, Cort J. Williams, has authorized and designated Patricia M. Natale or Andrea H. Loew to execute and file on the undersigned's behalf all Forms 3, 4, and 5 (including any amendments thereto) that the undersigned may be required to file with the U.S. Securities and Exchange Commission as a result of the undersigned's ownership of or transactions in securities of Interactive Data Corporation. The authority of Patricia M. Natale and Andrea H. Loew under this Statement shall continue until the undersigned is no longer required to file Forms 3, 4, and 5 with regard to his ownership of or transactions in securities of Interactive Data Corporation, unless earlier revoked in writing. The undersigned acknowledges that Patricia M. Natale and Andrea H. Loew are not assuming any of the undersigned's responsibilities to comply with Section 16 of the Securities Exchange Act of 1934.

Date:  April 1, 2008    /s/ Cort J. Williams

      Cort J. Williams